UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1. Press release dated May 31, 2023.

Item 1

Results of the Millicom (Tigo) AGM and EGM held today

Luxembourg, May 31, 2023 – Millicom International Cellular S.A. (“Millicom”) held its Annual General Meeting (“AGM”) and Extraordinary General Meeting (“EGM”) of shareholders today.

All of the AGM resolutions proposed by the Board of Directors and its Nomination Committee were adopted by Millicom’s shareholders, while the EGM resolutions were not adopted.

Resolving in favor of all the Nomination Committee’s proposals, the AGM set the number of directors at 10 and re-elected José Antonio Ríos García, Bruce Churchill, Tomas Eliasson and Pernille Erenbjerg as Non-Executive Directors, re-elected Mauricio Ramos as an Executive Director, and elected María Teresa Arnal, Blanca Treviño de Vega, Thomas Reynaud, Nicolas Jaeger and Michaël Golan as new Non-Executive Directors. José Antonio Rios García was re-elected as Chair of the Board of Directors.

All other resolutions set out in the convening notice for the AGM published on April 21, 2023, were also duly passed, including approval of:

(i) The annual accounts and the consolidated accounts for the year ended December 31, 2022.

(ii) The allocation of 5% of the 2022 results to the legal reserve (i.e., USD 1,895,675), and the remaining USD 36,017,829 to unappropriated net profits to be carried forward.

(iii) The discharge of all the current and former Directors of Millicom who served at any point in time during the financial year ended December 31, 2022 for the performance of their mandates.

(iv) The re-election of Ernst & Young S.A., Luxembourg as the external auditor of Millicom.

(v) The remuneration to the Board and external auditor.

(vi) The instruction to the Nomination Committee.

(vii) The Share Repurchase Plan.

(viii) The 2022 Remuneration Report.

(ix) The Senior Management Remuneration Policy

(x) The share-based incentive plans for Millicom employees.

The proposals to Millicom’s EGM, which included increasing the authorized share capital of Millicom and authorizing the Board of Directors to issue new shares within the limits of the authorized capital, with the ability to remove or limit the preferential subscription right of the shareholders up to a maximum of new shares representing 10% of the company’s outstanding share capital, did not achieve the 2/3 vote required for adoption. Accordingly, Millicom’s articles of association were not amended to introduce these changes.

Further details can be found in the convening notice for the AGM and EGM.

The minutes of the AGM and EGM will be published as soon as these are available on the Millicom website: https://www.millicom.com/our-company/corporate-governance/shareholder-meetings/

Biographical details of the elected new Board members are as follows:

María Teresa Arnal

Experience: Ms. Arnal is the former Head of LATAM for Stripe, a privately held company with headquarters in Dublin and San Francisco with a recent valuation of approximately USD 50 billion, which provides economic infrastructure for digital payments products and solutions. She currently serves as a director of (i) Walmart of Mexico and Central America, (ii) Sigma Alimentos, S.A. de C.V., a global food company headquartered and listed in Mexico, and (iii) Orbia, a purpose-driven growth company that tackles global challenges.

Her previous experience includes (i) Managing Director for Google Mexico, (ii) Managing Director Spanish Speaking LATAM at Twitter, (iii) Chief Executive Officer and President at J. Walter Thompson Company in Mexico, (iv) General Manager, Director of Operations, Director of Sales and Alliances Microsoft in Mexico, (v) consultant for The Boston Consulting Group and Booz, Allen & Hamilton. Furthermore, she founded Clarus, a leading digital marketing firm that was later acquired by WPP, and she has been involved with the tech startup ecosystem in Latam as an investor and through Endeavor and several VC funds.

Education: Ms. Arnal holds a Bachelor’s degree in Industrial Engineering from the Andres Bello Catholic University (UCAB) and holds a Master of Business Administration (MBA) from Columbia Business School.

Blanca Treviño de Vega

Experience: Currently, Ms. Treviño de Vega is President, CEO and co-founder of Softtek, a global company dedicated to helping organizations evolve through technology. Ms. Treviño also serves as (i) Co-Chair of the Partnership for Central America, an initiative supported by the Vice-President of the United States, (ii) Vice-President of the Mexican Business Council, (iii) non-executive director at the Mexican Stock Exchange, and (iv) director at Altan Redes, a private company that is the designer, developer and operator of the shared telecommunication networks initiative in Mexico.

Previously she served as (i) member of the Advisory Council of the MIT School of Engineering, (ii) director at Grupo Lala, (ii) director at the Americas Society, (iii) director at Council of the Americas, (iv) director at the Ibero-American Council on Productivity and Competitiveness, and (v) independent director of Walmart Mexico for 15 years, as well as an independent director of companies such as Goldcorp and the state-owned Federal Electricity Commission.

Education: Ms. Treviño de Vega holds a Bachelor’s degree in Computer Science from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM).

Thomas Reynaud

Experience: Currently, Mr. Reynaud serves as (i) Chief Executive Officer and a member of the Board of Directors of Iliad Group, the parent of Free in France, Iliad in Italy and Play and UPC Polska in Poland; (ii) a Board member of the Mozaïk Foundation, an active supporter of the ScholaVie association which campaigns for positive schooling; and (iii) a partner of several innovative ventures in the agrifood sector.

Mr. Reynaud joined Iliad in 2007, tasked with structuring the Group’s growth. He first served as Head of Business Development before becoming Chief Financial Officer in 2008 and then a Senior Vice-President in 2010. He has been the Group’s Chief Executive Officer since May 2018. Thomas began his career in New York in 1997. He then went on to become Managing Director in charge of the Telecoms and Media sector at Société Générale, where he advised European companies on their business development, and notably Iliad at the time of its IPO.

Education: He is a graduate of HEC business school and New York University.

Nicolas Jaeger

Experience: Mr. Jaeger currently serves as Deputy Chief Executive Officer, Finance of Iliad. He also holds the following positions: (i) Deputy Chief Executive Officer of Holdco II S.A.S, (ii) a member of the Strategy Committee of Iliad Holding S.A.S, (iii) member of the Board of Directors of TRM S.A.S. and IFT S.A.S, (iv) Chairman of Predictiv Pro S.A.S.U., (v) Chief Executive Officer of iliad Purple S.A.S.U., and (vi) Chairman and a member of the Supervisory Board of JT Holding S.A.S and iliad 78 S.A.S.

Mr. Jaeger joined Iliad in 2007 as Head of Investor Relations and was then appointed Group Treasurer in 2011. Since 2018 he has been Chief Financial Officer and has helped drive the Group’s international development. He was appointed Deputy Chief Executive Officer, Finance on April 15, 2021. He was previously a member of the Board of Directors of PCSA and OnTower France S.A.S. Before joining Iliad, Mr. Jaeger worked for five years at Calyon bank (part of the Crédit Agricole Group) as a credit analyst and then as relationship manager in charge of the TMT sector.

Education: Mr. Jaeger is a graduate of the EDHEC Business School and holds a Master's degree (MSc) in Finance from the University of Strathclyde in Glasgow.

Michaël Golan

Experience: Michaël Golan started his career in the M&A department of Rothschild & Cie in Paris. In January 2000, he joined the Iliad group as Chief Operating Officer and soon became CEO of Iliad, a position he left in 2007. In 2011, he created Golan Telecom, the 5th Israeli mobile operator at the time. Golan Telecom was sold in 2017.

Education: Mr. Golan is a graduate of ESCP/EAP business school and Paris Dauphine University.

-END-

Press: Sofia Corral, Communications Director press@millicom.com	Investors: Michel Morin, VP Investor Relations Sarah Inmon, Director Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of March 31, 2023, Millicom, including its Honduras Joint Venture, employed approximately 19,300 people and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint over 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg. For more information, visit millicom.com. Connect with Millicom on Twitter, Instagram, Facebook, and LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: May 31, 2023